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Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com
Exhibit 99.1
MARKET RELEASE
Director dealings in securities
Johannesburg, 4 June 2021. Sibanye-Stillwater, (Tickers JSE: SSW and NYSE: SBSW) in compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings Requirements, discloses the following:
Name
RP Menell
Position
Lead Independent Non-Executive Director
Company
Sibanye-Stillwater Limited
Nature of interest
Direct and Beneficial
Nature of transaction
On market sale of shares
Transaction Date
1 June 2021
Number of shares
64 500
Class of Security
Ordinary shares
Market Price
R68.00
Total Value
R4 386 000.00
Name
Elderberry Investments 71 Pty Ltd
Position
Associate to Dr Vincent Maphai (Board Chairman)
Relationship
Dr Vincent Maphai is a trustee and beneficiary of the
trust that owns Elderberry Investments 71 Pty Ltd
Company
Sibanye-Stillwater Limited
Nature of interest
Direct and Beneficial
Nature of transaction
On market purchase of shares
Transaction Date
1 June 2021
Number of shares
102 135
Class of Security
Ordinary shares
Market Price
R 68.05
Total Value
R6 950 286.75

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
www.sibanyestillwater.com
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited